COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

September 26, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust I (the “Registrant”) on behalf of the following funds:
Columbia Dividend Income Fund
Columbia High Yield Municipal Fund

Post-Effective Amendment No. 207 (the “Post-Effective Amendment”)

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

The Registrant is filing Post-Effective Amendment No. 207 pursuant to Rule 485(b) to incorporate certain changes in accordance with Rule 485(b)(1).

The Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Pursuant to Rule 485(b), the Registrant has designated on the facing sheet of the Registration Statement that the Post-Effective Amendment is effective October 1, 2014. No fees are required in connection with the Post-Effective Amendment’s filing.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I